Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

First Half Year of 2022 Financial Highlights

●	Total revenues were approximately RMB 434.3 million (USD 64.7 million) for the six months ended June 30, 2022, compared with the total revenues of approximately RMB 516.2 million (USD 79.9 million) for the six months ended June 30, 2021.

●	Gross profit was approximately RMB 84.3 million (USD 126 million) for the six months ended June 30, 2022, compared with approximately gross profit of RMB 153.1 million (USD 23.7 million) for the six months ended June 30, 2021.

●	Gross margin was 19.4% for the six months ended June 30, 2022, compared with a gross margin of 29.6% for the six months ended June 30, 2021.

●	Net loss was approximately RMB 34.5 million (USD 5.1 million) for the six months ended June 30, 2022, compared with net income of approximately RMB 32.1 million (USD 5.0 million) for the six months ended June 30, 2021.

Shuo Shi, the Chief Executive and Operations Officer of the Company, commented, “At present, the Company develops in the two industry areas of semiconductor and holographic AR. In the future, the Company will continue to strive to maintain a relatively stable market share and industry influence in the corresponding market based on our own competitive advantages, further expand the market space, and form new value growth point in the future. The advancement of technology related to holographic AR will take the holographic AR experience, services, products to newer stages of development. The company started to provide performance-based advertising service in 2022, expanding holographic technology into more segmented application fields. The Company expects to continue magnifying the value of this holographic AR technology and expand to more application scenarios.

Impact of COVID-19

The ongoing outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first couple of months in 2020. Our business, results of operations, and financial condition were adversely affected during the first half of 2020 because a majority of our business operations and workforce are concentrated in China. Our business and results of operations have resumed to normal levels in the second half of 2020.

Our operations in PRC have not been materially impacted by the pandemic in 2021 and we have not experienced significant collection issues or disruption of operations so far. In the second quarter of 2021, resurgence of COVID variants has affected South-East Asia where some of our vendors of semiconductor business were located. This has impacted our supply of semiconductor products and our revenue on resale of semiconductors.

As a result of the resurgence of COVID-19 variants in first quarter of 2022 in China, WiMi’s office in the PRC was again closed for one week in first quarter of 2022. WiMi resumed normal operation since April 2022. WiMi’s customers have been impacted as a result of business disruption due to closures in various cities, which affected their customers’ advertising spending. As a result, WiMi experienced lower revenue growth on advertising which affected WiMi’s gross margin.

Any potential impact on our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and resurgence of COVID-19 variants and the actions taken by government authorities to contain COVID-19 or treat its impact, almost all of which are beyond our control.

Recent Development:

Due to the business strategy adjustment, Shenzhen Yitian and its subsidiaries no longer operate the business involving foreign investment restrictions since March 1, 2022, therefore VIYI is able to have direct equity interest in Shenzhen Yitian and its subsidiaries. On April 1, 2022, VIYI terminated the agreements under the VIE structure with Shenzhen Yitian. Shenzhen Yitian’s original shareholders transferred their respective ownership to VIYI WFOE and VIYI WFOE obtained 100% equity control of Shenzhen Yitian and its subsidiaries on April 1, 2022. The reorganization has no effect on the consolidated financial statements as Shenzhen Yitian has been under common control of VIYI Cayman that there is no change of reporting entities.

On July 1, 2022, Viwo Technology Inc. entered into an equity transfer agreement to transfer 99.0% and 1.0% of the issued share capital of Pengcheng Keyi to two unrelated individuals at RMB 1.0 and RMB 0.1, respectively.

Results of Operations - Six months ended June 30, 2022 Compared to Six months ended June 30, 2021

Revenues

Our breakdown of revenues by business segment for the six months ended June 30, 2021 and 2022, respectively, is summarized below:

	For the Six Months Ended June 30,
	2021	2022	2022	Variance
	RMB	RMB	USD	%
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Holographic AR advertising	235,069,726	276,162,981	41,148,342	17.5
Holographic AR entertainment	7,154,361	1,299,764	193,665	(81.8)
Semiconductor business	274,021,079	156,848,405	23,370,445	(42.8)
Total/Overall	516,245,166	434,311,150	64,712,452	(15.9)

Our total revenues decreased by approximately RMB 81.9 million, or 15.9%, from approximately RMB 516.2 million for the six months ended June 30, 2021 to approximately RMB 434.3 million (USD 64.7 million) for the six months ended June 30, 2022, mainly due to an decrease of approximately RMB 117.2 million (USD 17.5 million) in semiconductor business revenue and approximately RMB 5.7 million (USD 0.8 million) in AR entertainment revenue, which net with the increase of approximately RMB 41.0 million (USD 6.1 million) in AR advertising revenue.

Most of our advertising revenues are generated from advertising display services when we completed performance obligation to deliver related advertising services based on the specific terms of the contract, which are commonly based on a specific action, e.g., cost per impression (“CPM”) for online display. Our AR advertising revenue increased by approximately RMB 41.0 million, or 17.4%, from approximately RMB 235.1 million for the six months ended June 30, 2021 to approximately RMB 276.0 million (USD 41.1 million) for six months ended June 30, 2022. The increase was primarily attributable to the overall increase in average revenue per customer. Average revenue per customer for AR advertising services increased from approximately RMB 0.8 million for the six months ended June 30, 2021 to approximately RMB 1.2 million for the six months ended June 30, 2022. The increase in average revenue was due to increase in performance-based advertising as WiMi started to provide performance-based advertising in 2022 where revenue is generated when traffic users completed a transaction as specified in contracts. Approximately 77.9% of our increase from advertising revenues were from performance-based advertising.

Our AR entertainment revenue decreased by approximately RMB 5.7 million, or 79.7%, from approximately RMB 7.2 million for the six months ended June 30, 2021 to approximately RMB 1.3 million (USD 0.2 million) for the six months ended June 30, 2022. The decrease in AR entertainment revenues was primarily attributable to continued decrease in mobile games services as a result of government oversight on the gaming market.

Semiconductor business revenues include revenues generated from the sales of semiconductor products and related accessories and revenues from software development catering to our customers’ specific demands. Our semiconductor business revenues decreased by approximately RMB 117.2 million, or 42.8% from approximately RMB 274.0 million for the six months ended June 30, 2021 to approximately RMB 156.8 million (USD 23.4 million) for the six months ended June 30, 2022. The decrease was mainly due to decrease in VIYI’s software development revenue where customer development has been delayed in the first quarter due to COVID-19 and deconsolidation of ICinit in December 2022 where the Company plans to focus on its core business.

Cost of Revenues

Our breakdown of cost of revenues by business segment for the six months ended June 30, 2021 and 2022, respectively, is summarized below:

	For the Six Months Ended June 30,
	2021	2022	2022	Variance
	RMB	RMB	USD	%
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues
Holographic AR advertising	123,645,171	205,178,969	30,571,709	65.9
Holographic AR entertainment	477,451	344,493	51,330	(27.8)
Semiconductor business	239,069,750	144,510,487	21,532,093	(39.6)
Total/Overall	363,192,372	350,033,949	52,155,132	(3.6)

Our total cost of revenues decreased by approximately RMB 13.2 million, or 3.6%, from approximately RMB 363.2 million for the six months ended June 30, 2021 to approximately RMB 350.0 million (USD 52.2 million) for the six months ended June 30, 2022.

Our cost of revenues for AR advertising services increased by approximately RMB 84.5 million, or 65.9%, from approximately RMB 123.6 million for the six months ended June 30, 2021 to approximately RMB 205.2 million (USD 30.6 million) for the six months ended June 30, 2022. The increase was due to higher revenue and the increase in channel costs, for which the Company has incurred higher channel costs with major internet advertising outlets such as internal portal, platform or applications to secure advertising space.

Our cost of revenues for AR entertainment services decreased by approximately RMB 0.1 million, or 27.8%, from approximately RMB 0.5 million for the six months ended June 30, 2021 to RMB 0.3 million (USD 51,330) for the six months ended June 30, 2022. The decrease was due to the decrease in mobile game services revenue for the six months ended June 30, 2022.

Our cost of revenues for semiconductor business decreased by approximately RMB 94.6 million, or 39.6% from approximately RMB 239.1 million for the six months ended June 30, 2021 to approximately RMB 144.5 million (USD 21.5 million) for the six months ended June 30, 2022. The cost of revenues for our semiconductor business includes costs of products sold and third-party software development costs. The decrease was in line with decrease in revenue.

Gross Profit

	For the Six Months Ended June 30,
	2021	2022	2022	Variance
	RMB	RMB	USD	%
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
AR advertising
Gross profit	111,424,555	70,984,012	10,576,633	(40,440,543)
Gross margin (%)	47.4	25.7	25.7	(36.3)
AR entertainment
Gross profit	6,676,910	955,271	142,235	(5,569,847)
Gross margin (%)	93.3	73.5	73.5	(85.7)
Semiconductor business
Gross profit	34,951,329	12,337,918	1,838,352	(22,613,411)
Gross margin (%)	12.8	7.9	7.9	(64.7)
Total/Overall
Gross profit	153,052,794	84,277,201	12,557,320	(68,775,593)
Gross margin (%)	29.6	19.4	19.4	(44.9)

Our gross profit decreased by approximately RMB 68.8 million, from approximately RMB 153.1 million for the six months ended June 30, 2021 to approximately RMB 84.3 million (USD 12.6 million) during the six months ended June 30, 2022. For the six months ended June 30, 2021 and 2022, our overall gross margin was 29.6% and 19.4%, respectively.

Our gross margin for AR advertising services decreased from 47.4% for the six months ended June 30, 2021 to 25.7% for six months ended June 30, 2022. The decrease was due to our cost of revenue increased due to rising channel costs which outpaced our revenue growth.

Our gross margin for AR entertainment services decreased from 93.3% for the six months ended June 30, 2021 to 73.5% for the six months ended June 30, 2022. The decrease was due to reduce in revenue while our costs of maintaining the platform remained the same compared with the six months ended June 30, 2022.

Our gross margin for semiconductor business decreased from 12.8% for the six months ended June 30, 2021 to 7.9% for the six months ended June 30, 2022, due to reduce in revenue in software development which has a higher gross margin.

Operating Expenses

For the six months ended June 30, 2022, we incurred approximately RMB 97.9 million (USD 14.6 million) in operating expenses, representing a decrease of approximately RMB 29.8 million, or 23.4%, from approximately RMB 127.7 million for the six months ended June 30, 2021 as a result of decrease in revenue and gross profit.

Selling expenses decreased by approximately RMB 0.8 million, or 16.7%, from approximately RMB 4.6 million for the six months ended June 30, 2021 to approximately RMB 3.8 million (USD 0.6 million) for the six months ended June 30, 2022. The decrease was mainly due to decrease in salary and benefit expenses for our sales team, which is an impact of COVID-19 which caused closures of public areas in several cities in China.

General and administrative expenses decreased by approximately RMB 10.0 million, or 32.3%, from RMB 31.0 million for the six months ended June 30, 2021 to approximately RMB 21.0 million (USD 3.8 million) for the six months ended June 30, 2022. The decrease was mainly due to a decrease in travel and office related expenses of approximately RMB 2.2 million due to travel restrictions in various cities due to the pandemic, decrease in amortization expenses of approximately RMB 3.9 million as the intangibles are fully amortized, and recovery for doubtful account of approximately RMB 3.7 million.

Research and development expenses decreased by approximately RMB 16.1 million, or 18.7%, from approximately RMB 86.1 million for the six months ended June 30, 2021 to approximately RMB 70.0 million (USD 10.4 million) for the six months ended June 30, 2022. The decrease was mainly due to a slowdown in outsourced technical service expenses due to the impact of COVID-19.

Stock compensation expenses decreased by approximately RMB 2.9 million, or 48.7%, from RMB 6.1 million for the six months ended June 30, 2021 to approximately RMB 3.1 million (USD 0.5 million) for the six months ended June 30, 2022. Stock compensation expenses decreased significantly because most of our granted stock-based awards vested in 2021.

Other income (expenses), net

Total net other income was approximately RMB 5.9 million for the six months ended June 30, 2021 compared to other expense, net of approximately RMB 21.6 million (USD 3.2 million) for the six months ended June 30, 2022, respectively.

The decrease of total net other income was mainly due to decrease in investment income for the six months ended June 30, 2022 compare to the same period in 2021. For the six months ended June 30, 2022, we had an investment loss of approximately RMB 25.1 million (USD 3.7 million) compared to investment income of approximately RMB 4.5 million for six months ended June 30, 2021.

Interest income decreased from approximately RMB 2.4 million for the six months ended June 30, 2021 to approximately RMB 0.4 million (USD 63,000) for the six months ended June 30, 2022. The decrease in interest income was due to less time deposit in banks for the six months ended June 30, 2022.

Net finance expenses mainly consist of interest expense. The decrease of approximately RMB 1.6 million was due to the fact that we made repayments and incurred approximately RMB 1.7 million less interest expense on loans that we borrowed from Shanghai Junei Internet Co. from approximately RMB 2.9 million for the six months ended June 30, 2021, to approximately RMB 1.3 million (USD 0.2 million) for the six months ended June 30, 2022.

(Provision for) benefit of income taxes

Our benefit of income taxes amounted to approximately RMB 0.7 million (USD 110,000) for the six months ended June 30, 2022. Our provision for income taxes amounted to approximately RMB 0.9 million for the six months ended June 30, 2021.

Our benefit of deferred income tax decreased for approximately RMB 0.7 million to approximately RMB 1.0 million (USD 0.2 million) for the six months ended June 30, 2022 from approximately RMB 1.7 million for the six months ended June 30, 2021, and the decrease was mainly due to the fact that we incurred less amortization expenses as the intangible assets were fully amortized.

Our current provision for income tax decreased for approximately RMB 0.5 million to approximately RMB 0.3 million (USD 43,000) for the six months ended June 30, 2022 from approximately RMB 0.8 million for the six months ended June 30, 2021, due to a decrease in taxable income.

Net income

As a result of the combination of factors discussed above, our net income decreased from approximately RMB 32.1 million for the six months ended June 30, 2021 to approximately RMB 34.5 million (USD 5.1 million) of net loss for the six months ended June 30, 2022.

Net income attributable to Wimi Hologram Cloud, Inc.

After deducting non-controlling interest of approximately RMB 5.5 million (USD 0.8 million), net income attributable to holding company decreased from approximately RMB 7.1 million for the six months ended June 30, 2021 to net loss of approximately RMB 39.9 million (USD 6.0 million) for the six months ended June 30, 2022.

Basic and diluted earnings per share

Basic and diluted loss per share was RMB 0.23 (USD 0.03) for the six months ended June 30, 2022, compared to basic and diluted earning per share of RMB 0.04 in the same period of 2021. There was no dilution effect of unvested stock compensation due to net loss.

Liquidity and Capital Resources

As of June 30, 2022, we had cash, cash equivalents, restricted cash and short term investment of approximately RMB 741.1 million (USD 110.5 million). Our working capital was approximately RMB 816.1 million (USD 128.0 million) as of December 31, 2021. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Six Month Ended June 30
	2021 RMB	2022 RMB	2022 USD
Net cash provided by (used in) operating activities	44,096	(5,738,210)	(854,995)
Net cash (used in) provided by investing activities	(175,660,596)	2,580,727	384,529
Net cash provided by (used in) financing activities	577,730,835	(68,814,042)	(10,253,306)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(8,541,065)	25,688,383	3,827,574
Change in cash, cash equivalents and restricted cash	393,573,270	(46,283,142)	(6,896,198)
Cash, cash equivalents and restricted cash, beginning of period	374,823,004	752,347,147	112,099,882
Cash, cash equivalents and restricted cash, end of period	768,396,274	706,064,005	105,203,684

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2021 was primarily attributable to net income of approximately RMB 32.1 million adjusted by various non-cash items such as depreciation and amortization expenses, stock compensation expenses and deferred tax benefits of approximately RMB 12.2 million resulting in cash inflow of approximately RMB 44.2 million from net income. Cash inflow was also attributable to the increase in deferred revenue of approximately RMB 24.2 million and increase in payables of approximately RMB 23.5 million. Cash inflow was offset by increase in accounts receivable of approximately RMB 39.6 million due to increase in revenue, increase in inventory of approximately RMB 6.0 million as we purchased more inventory to meet demand of our semiconductor segment and prepaid services fees of approximately RMB 39.0 million as we prepaid more professional fees and we made more advances to secure advertising channels for advertising.

Net cash used in operating activities for the six months ended June 30, 2022 was primarily attributable to net loss of approximately RMB 34.5 million (USD 5.1 million) adjusted by various non-cash items such as depreciation and amortization expenses, bad debt allowance and stock compensation expenses of approximately RMB 3.6 million (USD 0.5 million) resulting in cash outflow of approximately RMB 30.8 million (USD 4.6 million) from net loss. Cash outflow was also attributable to the increase in accounts receivable of approximately RMB 20.1 million (USD 3.0 million) due to the increase in revenue from existing customers and prepaid services fees of approximately RMB 8.3 million (USD 1.2 million) as we prepaid more professional fees and we made more advances to secure advertising channels for advertising. Cash outflow was offset by inflow of approximately RMB 46.8 million (USD 7.0 million) in deferred revenue from new customers in our semiconductor segment and decrease in inventory of approximately RMB 3.3 million (USD 0.5 million) as we used up more inventories.

Investing Activities

Net cash used in investing activities was approximately RMB 175.7 million for the six months ended June 30, 2021, which was primarily attributable to the purchase of property and equipment of approximately RMB 25.2 million which was for office space for our operations and prepayment for real estate purchase of approximately RMB 142.6 million for investment purpose which is expected to be completed between 2023 and 2024. In addition, we made net purchase of short term investment of approximately RMB 8.0 million for cash management purpose.

Net cash provided by investing activities was approximately RMB 2.6 million (USD 0.4 million) for the six months ended June 30, 2022, which was primarily attributable to collection of loans receivable of approximately RMB 26.2 million (USD 3.9 million) and collection of other receivable from ICinit, our unconsolidated subsidiary of approximately RMB 28.0 million (USD 4.2 million). Cash inflow was reduced by the purchase of cost method investment of approximately RMB 49.1 million (USD 7.3 million) as strategic alliance to secure our leading position in the industry. We also made net purchase of approximately RMB 1.2 million (USD 0.2 million) of short-term investments for money management purpose and purchased approximately RMB 1.3 million (USD 0.2 million) of property and equipment for our operations.

Financing Activities

For the six months ended June 30, 2021, cash provided by financing activities was approximately RMB 577.7 million was mainly from proceeds from the public offering of approximately RMB 508.1 million, and proceeds from sales of non-controlling interests in VIYI of approximately RMB 87.4 million. Our cash inflow was offset by our net repayment of bank loans of our subsidiary Fe-da of approximately RMB 12.9 million and net repayment of related party loan of approximately RMB 4.7 million.

For the six months ended June 30, 2022, cash used in financing activities was approximately RMB 68.8 million (USD 10.3 million). We made net repayment of related party loans of approximately RMB 68.7 million (USD 10.2 million) and our subsidiary VIYI also paid approximately RMB 0.1 million (USD 0.02 million) offering costs for its pending merger with Venus Acquisition Corp.